FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of     February 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	News Release dated February 18, 2009

2

EXHIBIT 99.1

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4	NYSE: TC TSX: TCM, TCM.WT Frankfurt: A6R

February 18, 2009

THOMPSON CREEK PROVIDES UPDATE ON 2009 OPERATING PLANS

Thompson Creek Metals Company Inc. (the “Company”), one of the world’s largest publicly traded, pure molybdenum producers, today provided additional information concerning its plans to reduce molybdenum production and conserve cash in 2009.

“Thompson Creek has taken the necessary steps to adjust production and reduce costs and capital spending in response to the lower demand for molybdenum and generally unfavorable market conditions,” said Kevin Loughrey, Chairman and Chief Executive Officer.

“The changes we have adopted, along with the Company’s substantial cash balances and low debt, put Thompson Creek in a better position to continue operating at both mines during the worldwide economic downturn. We intend to remain flexible and ready to adjust our production higher or lower if there are substantial changes in market conditions in the future.”

The Company announced on January 27, 2009 that its molybdenum production is expected to be 20 to 24 million pounds in 2009, down from previous guidance of 31.5 to 34 million pounds. The Company now has completed a review of mine operation plans and currently expects this year’s Thompson Creek Mine production to be 15 to 17 million pounds and its 75% share of Endako Mine production to be 5 to 7 million pounds.

The planned production adjustments include a reduction in mill operation to 70% of capacity (a 10 days on, four days off schedule) at the Thompson Creek Mine beginning mid-April and a temporary shutdown for about a month this summer at both the Thompson Creek and Endako mines.

The Company’s sales of molybdenum produced at its own mines are expected to be 20 to 24 million pounds in 2009.

For 2009, Thompson Creek currently expects sustaining capital expenditures at both mines and the Langeloth Metallurgical Facility will total $38 million. In addition, the Company’s share of expansion capital expenditures at the Endako Mine is now expected to be $22 million in 2009. As previously announced, the Endako expansion project has been suspended until the molybdenum market improves.

The Company’s cash balances were $258 million and outstanding debt was $17.3 million as at December 31, 2008. Cash balances as of February 16, 2009 were approximately $271 million.

2008 Production, Sales and Capital Expenditures

Thompson Creek’s molybdenum production totaled 7.8 million pounds in the fourth quarter of 2008 and 26.0 million pounds during the entire year. Production at the Thompson Creek Mine was 4.8 million pounds in the fourth quarter and 16.7 million pounds for the year, while the Company’s 75% share of production at the Endako Mine was 3.0 million pounds in the fourth quarter and 9.3 million pounds for all of 2008.

Total sales of molybdenum produced at the Company’s own mines were 6.6 million pounds in the fourth quarter of 2008 and 22.4 million pounds during the full year.

Total capital expenditures in 2008 were $114 million, comprised of sustaining capital expenditures of $71 million and Endako expansion capital expenditures of $43 million.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a metallurgical roasting facility in Langeloth, Pennsylvania and a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia. Thompson Creek has two high-grade underground molybdenum deposits, the Davidson Deposit near Smithers, B.C., and the Mount Emmons Deposit near Crested Butte, Colorado. The Company is continuing to pursue permitting of the Davidson Project and is evaluating the Mount Emmons Deposit. The Company has approximately 800 employees. Its principal executive office is in Denver, Colorado, and it has other executive offices in Toronto, Ontario and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”,

“could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Readers should refer to Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

For more information, please contact: Wayne Cheveldayoff, Director of Investor Relations Thompson Creek Metals Company Inc. Tel.:416-860-1438 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com